Exhibit 99.1

Ctrip Reports First Quarter 2012 Financial Results

Shanghai, China, May 16, 2012 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China, today announced its unaudited financial results for the quarter ended March 31, 2012.

Highlights for the First Quarter of 2012

•	Net revenues were RMB911 million (US$145 million) for the first quarter of 2012, up 19% year-on-year, versus our guidance of 15-20% year-on-year.

•	Gross margin was 75% for the first quarter of 2012, compared to 78% in the same period in 2011.

•

Income from operations was RMB177 million (US$28 million) for the first quarter of 2012, down 33% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB277 million (US$44 million), down 17% year-on-year.

•

Operating margin was 19% for the first quarter of 2012, compared to 34% in the same period in 2011. Excluding share-based compensation charges (non-GAAP), operating margin was 30%, compared to 44% in the same period in 2011.

•

Net income attributable to Ctrip’s shareholders was RMB169 million (US$27 million) in the first quarter of 2012, down 28% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB270 million (US$43 million), down 12% year-on-year.

•

Diluted earnings per ADS were RMB1.11 (US$0.18) for the first quarter of 2012. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.77 (US$0.28) for the first quarter of 2012.

•	Share-based compensation charges were RMB101 million (US$16 million), accounting for 11% of the net revenues, or RMB0.66 (US$0.11) per ADS for the first quarter of 2012.

“Through solid execution on our business strategies, the Ctrip team has continued outperforming the industry in the first quarter of 2012,” said Min Fan, President and Chief Executive Officer of Ctrip. “In the first quarter, we strengthened all business sectors, expanded into more new business areas and intensified sales and marketing campaigns. As the industry leader, Ctrip will continuously strive to deliver the best product with the best service at the best price to our customers.”

First Quarter 2012 Financial Results

For the first quarter of 2012, Ctrip reported total revenues of RMB964 million (US$153 million), representing an 18% increase from the same period in 2011. Total revenues for the first quarter of 2012 decreased by 2% from the previous quarter.

Hotel reservation revenues amounted to RMB367 million (US$58 million) for the first quarter of 2012, representing an 18% increase year-on-year, primarily driven by an increase of 21% in hotel reservation volume and partially offset by a decrease of 3% commission per room night year-on-year. Hotel reservation revenues decreased by 8% quarter-on-quarter, primarily due to seasonality.

Air ticket booking revenues for the first quarter of 2012 were RMB360 million (US$57 million), representing a 10% increase year-on-year, primarily driven by a 17% increase in air ticketing sales volume and a 5% decrease in commission per ticket year-on-year. Air ticket booking revenues decreased 5% quarter-on-quarter.

Packaged-tour revenues for the first quarter of 2012 were RMB166 million (US$26 million), representing a 33% increase year-on-year due to the increase of leisure travel volume. Packaged-tour revenues increased 28% quarter-on-quarter, primarily due to the increased travel demand during Chinese New Year.

Corporate travel revenues for the first quarter of 2012 were RMB39 million (US$6 million), representing a 23% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenues decreased 18% quarter-on-quarter due to the fewer business activities during Chinese New Year.

For the first quarter of 2012, net revenues were RMB911 million (US$145 million), representing a 19% increase from the same period in 2011. Net revenues for the first quarter of 2012 decreased by 2% from the previous quarter.

Gross margin was 75% in the first quarter of 2012, compared to 78% in the same period in 2011 and 76% in the previous quarter.

Product development expenses for the first quarter of 2012 increased by 51% to RMB196 million (US$31 million) from the same period in 2011, and increased by 14% from the previous quarter, primarily due to an increase in product development personnel and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 18% of the net revenues, increased from 14% in the same period in 2011 and increased from 16% in the previous quarter.

Sales and marketing expenses for the first quarter of 2012 increased by 47% to RMB183 million (US$29 million) from the same period in 2011, primarily due to an increase in sales and marketing related activities and an increase in sales and marketing personnel. Sales and marketing expenses for the first quarter of 2012 decreased by 1% from the previous quarter. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 19% of the net revenues, increased from 15% in the same period in 2011 and remained consistent with that in the previous quarter.

General and administrative expenses for the first quarter of 2012 increased by 57% to RMB129 million (US$20 million) from the same period in 2011 and increased by 14% from the previous quarter, primarily due to an increase in administrative personnel, share-based compensation charges and the incremental turnover tax due to the new value-added tax reform. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, increased from 5% in the same period in 2011 and increased from 6% in the previous quarter.

Income from operations for the first quarter of 2012 was RMB177 million (US$28 million), representing a decrease of 33% from the same period in 2011 and a decrease of 23% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB277 million (US$44 million), representing a decrease of 17% from the same period in 2011 and a decrease of 15% from the previous quarter.

Operating margin was 19% in the first quarter of 2012, compared to 34% in the same period in 2011, and 25% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 30%, decreased from 44% in the same period in 2011 and 35% in the previous quarter.

The effective tax rate for the first quarter of 2012 was 28%, increased from 21% in the same periods of 2011 and increased from 23% in the previous quarter, primarily due to the increase in the amount of non tax-deductible share-based compensation as a percentage to our income as a whole.

Net income attributable to Ctrip’s shareholders for the first quarter of 2012 was RMB169 million (US$27 million), representing a decrease of 28% from the same period in 2011 and a decrease of 33% from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB270 million (US$43 million), representing a decrease of 12% from the same period in 2011 and a decrease of 22% from the previous quarter.

Diluted earnings per ADS were RMB1.11 (US$0.18) for the first quarter of 2012. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.77 (US$0.28) for the first quarter of 2012.

As of March 31, 2012, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB5.2 billion (US$819 million).

Business Outlook

For the second quarter of 2012, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 15-20%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Recent Development

As of May 16, 2012, Ctrip cumulatively purchased approximately 2.6 million ADSs with a total consideration of US$58 million from open market under two existing share repurchase plans adopted in 2008 and 2011, respectively.

Management Promotions

Ctrip today announced the promotion of Ms. Jane Jie Sun, Ctrip’s Chief Financial Officer from December 2005 to May 2012, to be the Chief Operating Officer of the Company. Ms. Sun played an important role in building Ctrip into a leading Internet travel company. Ms. Sun was awarded the Best CFO of the 2011 All-Asia Executive Team by Institutional Investor Magazine. Ms. Sun is well-respected for her expertise in financial operations, mergers and acquisitions, investor relationship, operating and managing the OTA business over the years as the CFO of the company.

Ctrip also announced the promotion of Ms. Jenny Wenjie Wu, Ctrip’s Deputy CFO since December 2011, to be the Chief Financial Officer of the Company. Prior to joining Ctrip, Ms. Wu was an equity research analyst covering China Internet and Media industries in Morgan Stanley Asia Limited and in Citi Investment Research & Analysis from 2005 to 2011. Prior to that, Ms. Wu worked in the Department of Enterprises Operations and Management in China Merchants Holdings International, one of the largest SOEs in China listed on the Hong Kong Stock Exchange for three years. Ms. Wu has a Ph.D. degree in finance from the University of Hong Kong, a Master’s degree in philosophy in finance from the Hong Kong University of Science and Technology, and both a Master’s degree and a Bachelor’s degree in economics from Nan Kai University, China. Ms. Wu has been a Chartered Financial Analyst (CFA) since 2004.

Mr. Min Fan, President and Chief Executive Officer of Ctrip, said: “We hold a highest appreciation to Jane’s significant contribution to Ctrip during her tenure with us as the CFO, and we trust she will play an even greater role in our company for the years to come. We are very pleased to have Jenny succeed the CFO position. Jenny’s extensive experience and knowledge in capital markets, Internet industry and large corporate operations make her an excellent choice for our CFO position. We believe that Ctrip will achieve greater success under the leadership of our expanded senior management team.”

Conference Call

Ctrip’s management team will host a conference call at 9:00PM U.S. Eastern Time on May 16, 2012 (or 9:00AM on May 17, 2012 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.888.679.8018, International dial-in number

+ 1.617.213.4845, Passcode 25338369. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=PPX489TDY

A telephone replay of the call will be available after the conclusion of the conference call through May 24, 2012. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 84999517.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Stock Compensation” for 2011 and 2010. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12258

Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheets Information

	December 31, 2011 RMB	March 31, 2012 RMB	March 31, 2012 USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,503,428,418	2,964,876,678	470,802,172
Restricted cash	211,636,294	213,856,633	33,958,973
Short-term investment	1,288,471,562	1,977,502,865	314,013,952
Accounts receivable, net	789,036,329	832,743,004	132,233,903
Prepayments and other current assets	566,187,711	558,883,123	88,746,824
Deferred tax assets, current	39,782,201	39,014,008	6,195,158
Total current assets	6,398,542,515	6,586,876,311	1,045,950,982
Long-term deposits	155,360,492	158,347,808	25,144,551
Land use rights	113,460,899	112,765,106	17,906,329
Property, equipment and software	683,903,870	686,403,058	108,996,119
Investment	1,305,145,043	1,328,462,640	210,950,796
Goodwill	798,601,767	798,601,767	126,812,508
Intangible assets	306,420,192	304,243,163	48,311,737
Total assets	9,761,434,778	9,975,699,853	1,584,073,022
LIABILITIES
Current liabilities:
Accounts payable	763,256,074	970,132,455	154,050,410
Salary and welfare payable	145,524,036	113,325,353	17,995,292
Taxes payable	220,604,123	196,218,724	31,158,194
Advances from customers	1,090,852,066	880,348,965	139,793,405
Accrued liability for customer reward program	161,838,531	173,441,232	27,541,283
Other payables and accruals	185,985,423	206,750,724	32,830,604
Total current liabilities	2,568,060,253	2,540,217,453	403,369,188
Deferred tax liabilities, non-current	48,308,692	48,092,750	7,636,800
Total liabilities	2,616,368,945	2,588,310,203	411,005,988
SHAREHOLDERS’ EQUITY
Share capital	2,939,527	2,946,619	467,903
Additional paid-in capital	3,465,924,424	3,659,701,771	581,135,652
Statutory reserves	98,049,668	98,049,668	15,569,618
Accumulated other comprehensive loss	(172,466,277)	(253,617,950)	(40,272,799)
Retained Earnings	3,806,608,747	3,975,661,748	631,307,939
Treasury stock	(158,761,225)	(158,761,225)	(25,210,198)
Total Ctrip’s shareholders’ equity	7,042,294,864	7,323,980,631	1,162,998,115
Noncontrolling interests	102,770,969	63,409,019	10,068,919
Total shareholders’ equity	7,145,065,833	7,387,389,650	1,173,067,034
Total liabilities and shareholders’ equity	9,761,434,778	9,975,699,853	1,584,073,022

Ctrip.com International, Ltd.

Consolidated Statements of Operations Information

	Quarter Ended March 31, 2011 RMB	Quarter Ended December 31, 2011 RMB	Quarter Ended March 31, 2012 RMB	Quarter Ended March 31, 2012 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	310,393,954	399,622,781	366,784,363	58,242,852
Air-ticketing	326,474,923	378,235,877	360,463,420	57,239,130
Packaged tour	124,834,012	130,155,486	166,379,981	26,420,005
Corporate travel	31,444,896	47,237,358	38,801,113	6,161,352
Others	20,959,425	31,344,006	31,170,118	4,949,602
Total revenues	814,107,210	986,595,508	963,598,995	153,012,941
Less: business tax and related surcharges	(49,584,200)	(60,762,409)	(52,790,604)	(8,382,787)
Net revenues	764,523,010	925,833,099	910,808,391	144,630,154
Cost of revenues	(164,706,899)	(224,533,043)	(225,956,740)	(35,880,387)
Gross profit	599,816,111	701,300,056	684,851,651	108,749,767
Operating expenses:
Product development *	(130,286,710)	(172,796,077)	(196,216,150)	(31,157,785)
Sales and marketing *	(124,641,801)	(184,658,424)	(183,405,064)	(29,123,472)
General and administrative *	(82,145,928)	(113,264,071)	(128,674,249)	(20,432,592)
Total operating expenses	(337,074,439)	(470,718,572)	(508,295,463)	(80,713,849)
Income from operations	262,741,672	230,581,484	176,556,188	28,035,918
Interest income	19,013,573	32,710,259	45,773,353	7,268,496
Other income	12,924,512	32,831,890	9,437,752	1,498,651
Income before income tax expense and equity in income	294,679,757	296,123,633	231,767,293	36,803,065
Income tax expense	(62,849,199)	(69,327,999)	(64,797,513)	(10,289,403)
Equity in income of affiliates	4,796,882	27,675,601	4,161,068	660,749
Net income	236,627,440	254,471,235	171,130,848	27,174,411
Less: Net income attributable to noncontrolling interests	(1,719,107)	(1,947,341)	(2,077,847)	(329,948)
Net income attributable to Ctrip’s shareholders	234,908,333	252,523,894	169,053,001	26,844,463
Comprehensive income	67,587,559	244,377,532	87,901,328	13,958,131
Earnings per ordinary share
- Basic	6.55	7.01	4.71	0.75
- Diluted	6.17	6.70	4.44	0.71
Earnings per ADS
- Basic	1.64	1.75	1.18	0.19
- Diluted	1.54	1.67	1.11	0.18
Weighted average ordinary shares outstanding
- Basic	35,891,105	36,003,255	35,911,996	35,911,996
- Diluted	38,060,214	37,713,249	38,053,311	38,053,311

* Share-based compensation charges included are as follows:
Product development	19,924,207	28,161,520	29,767,590	4,726,890
Sales and marketing	10,220,801	13,336,213	13,547,719	2,151,285
General and administrative	40,223,323	53,218,496	57,363,156	9,108,877

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended March 31, 2012
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(196,216,150)	22%	29,767,590	3%	(166,448,560)	18%
Sales and marketing	(183,405,064)	20%	13,547,719	1%	(169,857,345)	19%
General and administrative	(128,674,249)	14%	57,363,156	6%	(71,311,093)	8%

Total operating expenses	(508,295,463)	56%	100,678,465	11%	(407,616,998)	45%
Income from operations	176,556,188	19%	100,678,465	11%	277,234,653	30%
Net income attributable to Ctrip’s shareholders	169,053,001	19%	100,678,465	11%	269,731,466	30%
Diluted earnings per ordinary share (RMB)	4.44		2.65		7.09
Diluted earnings per ADS (RMB)	1.11		0.66		1.77
Diluted earnings per ADS (USD)	0.18		0.11		0.28

	Quarter Ended December 31, 2011
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(172,796,077)	19%	28,161,520	3%	(144,634,557)	16%
Sales and marketing	(184,658,424)	20%	13,336,213	1%	(171,322,211)	19%
General and administrative	(113,264,071)	12%	53,218,496	6%	(60,045,575)	6%

Total operating expenses	(470,718,572)	51%	94,716,229	10%	(376,002,343)	41%
Income from operations	230,581,484	25%	94,716,229	10%	325,297,713	35%
Net income attributable to Ctrip’s shareholders	252,523,894	27%	94,716,229	10%	347,240,123	38%
Diluted earnings per ordinary share (RMB)	6.70		2.51		9.21
Diluted earnings per ADS (RMB)	1.67		0.63		2.30
Diluted earnings per ADS (USD)	0.27		0.10		0.37

	Quarter Ended March 31, 2011
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(130,286,710)	17%	19,924,207	3%	(110,362,503)	14%
Sales and marketing	(124,641,801)	16%	10,220,801	1%	(114,421,000)	15%
General and administrative	(82,145,928)	11%	40,223,323	5%	(41,922,605)	5%

Total operating expenses	(337,074,439)	44%	70,368,331	9%	(266,706,108)	35%
Income from operations	262,741,672	34%	70,368,331	9%	333,110,003	44%
Net income attributable to Ctrip’s shareholders	234,908,333	31%	70,368,331	9%	305,276,664	40%
Diluted earnings per ordinary share (RMB)	6.17		1.85		8.02
Diluted earnings per ADS (RMB)	1.54		0.46		2.01
Diluted earnings per ADS (USD)	0.24		0.07		0.31

Notes for all the consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.2975 on March 30, 2012 published by the Federal Reserve Board.